PHX Minerals Inc.
1320 South University Drive, Suite 720
Fort Worth, Texas 76107

April 8, 2024

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549
Attention: Liz Packebusch

Re: PHX Minerals Inc.
Registration Statement on Form S-3
Filed March 12, 2024
File No. 333-277864
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), PHX Minerals Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-277864, (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern Daylight Time on April 10, 2024, or as soon as practicable thereafter. The Registrant hereby confirms that it is aware of its responsibilities under the Act.

The Registrant hereby authorizes Kirk Tucker, of Jackson Walker LLP, to orally modify or withdraw this request for acceleration.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Kirk Tucker at (713) 752-4389 and that such effectiveness also be confirmed in writing via email to ktucker@jw.com.

Sincerely,

PHX MINERALS INC.

By: /s/ Ralph D’Amico
Name: Ralph D’Amico
Title: Executive Vice President and Chief Financial Officer

cc: Kirk Tucker, Jackson Walker LLP